UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Trinity Capital Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

NONE

(CUSIP Number)

Heather Boone, General Counsel,  Los Alamos National Bank  1200 TRINITY DRIVE  LOS ALAMOS,  New Mexico  87544  Phone : 505-662-1036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Delle Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
667,097

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
667,097

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
667,097

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.34%

14	TYPE OF REPORTING PERSON
CO

The Delle Foundation received all stock as a gift from the Cowan Revocable Trust u/a dated April 20, 1992 and was previously reported as part of a group with George Cowan who passed away in 2012.

Item 1.	Security and Issuer

This Schedule 13D regards Common Stock issued by Trinity Capital Corporation with its principal executive officers located at 1200 Trinity Drive, Los Alamos, New Mexico 87544.

Item 2.	Identity and Background

(a)	The Delle Foundation ("Foundation")

(b)	The principal business address of the Foundation is: 202 Chamisa, Los Alamos, New Mexico 87544.

(c)	The Foundation is a New Mexico non-profit corporation providing grants for research and development related to early childhood development and environmental research.

(d)	None

(e)	None

(f)	The Foundation is a New Mexico non-profit corporation.

Item 3.	Source and Amount of Funds or Other Consideration

All stock held by the Foundation was gifted by the Cowan Revocable Trust u/a dated April 20, 1992.

Item 4.	Purpose of Transaction

The shares are held for investment purposes. The foundation may, from time to time, acquire additional shares of Common Stock of the Issuer through purchase or gift. The Foundation intends to liquidate, on an annual basis, approximately 5% of its assets, which may include the Issuer's Common Stock, to make cash donations to unrelated entities to advance its stated purposes.

(a)	None

(b)	None

(c)	None

(d)	None

(e)	None

(f)	None

(g)	None

(h)	None

(i)	None

(j)	None

Item 5.	Interest in Securities of the Issuer

(a)	Amount of Common Stock Beneficially Owned: 667,067 shares Percentage of Outstanding Common Shares Beneficially Owned: 10.34%

(b)
The Board of Directors of The Delle Foundation has sole power to vote, to direct the vote, dispose or to direct the disposition of the shares. The Board of Directors consists of four directors, including: Jeffrey Howell, who serves as the Foundation's President and is also a director of the Issuer and serves as the Audit Committee Chair of the Issuer; and William C. Enloe, a former director and former Chief Executive Officer of the Issuer.

(c)
On May 16, 2012, The Delle Foundation sold 21,000 shares of Common Stock at $10.00 per share to the Trinity Capital Corporation Employee Stock Ownership Plan. On August 31, 2012, The Delle Foundation sold 15,000 shares of Common Stock at $10.00 per share to the Trinity Capital Corporation Employee Stock Ownership Plan.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
5/16/2012 8/31/2012	(21,000) (15,000)	$10.00 $10.00

(d)	None

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Foundation does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Delle Foundation

March 04, 2013	By:	/s/ Jeffrey F. Howell
President and Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)